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16021011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
~~8-64847~~

8-67064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Harris Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 13 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake 312-461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange
MAY 16 2016
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Harris Financial Advisors, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANNA L ENG
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 09, 2019

Stephanie Lake
Signature

Chief Financial Officer
Title

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Harris Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of BMO Harris Financial Advisors, Inc. (the Company), a wholly owned subsidiary of BMO Financial Corp., as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Harris Financial Advisors, Inc. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 25, 2016

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly-Owned Subsidiary of BMO Financial Corp.)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	3,726,673
Receivable from clearing broker-dealer and organization		666,041
Receivable from affiliates		168,150
Investment securities, at fair value		21,982,518
Accounts receivable		1,160,424
Deferred tax assets		3,511,847
Prepaid expenses		500,836
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $980,235		353,671
Intangible assets, less accumulated amortization of $215,636		253,414
Other Assets		62,583
Total assets	$	32,386,157
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	1,156,187
Accrued compensation and related benefits		10,962,521
Accounts payable and accrued expenses		1,426,436
Payable to clearing broker-dealer and organization		23,864
Total liabilities		13,569,008
Stockholder's equity:		
Common stock, no par value, 1.009 issued and outstanding; $1 par value, 2,358 issued and outstanding		2,358
Additional paid-in capital		26,616,109
Accumulated deficit		(7,801,318)
Total stockholder's equity		18,817,149
Total liabilities and stockholder's equity	$	32,386,157

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Harris Financial Advisors, Inc., (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. (the Bank) branch locations. The Company offers and sells mutual funds and variable annuities to its customers, which are cleared on both a direct and fully disclosed basis. The Company acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank of New York Company, Inc. As part of a clearing agreement, Pershing provides the Company with certain back office support and clearing services. The Company also offers and sells life and long-term care insurance products to its customers.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(d) Investment Securities, at Fair Value

Investment securities consist of United States Treasury Bills recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 940, *Financial Services – Brokers and Dealers.*

(e) Receivable from and Payable to Clearing Broker-Dealer and Organization

Receivable from clearing broker-dealer and organization consists of cash deposits of $105,000 and revenues earned from customer transactions conducted through the clearing broker of $561,041. Payable to clearing broker-dealer and organization consists of expenses incurred from customer transactions conducted through the clearing broker of $23,864

(Continued)

(f) ***Income Taxes***

Accounting Standard Codification (ASC) Topic 740, Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company's Federal taxable income is included in a consolidated Federal tax return with the Parent and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included with other affiliates in combined state tax returns in other states. The Company is party to a tax sharing agreement with its Parent, under which the Company records its provision for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal and state consolidated returns based upon its current tax benefit or liability.

(g) ***Securities Transactions***

The Company buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a trade-date basis and, if material, adjustments are made on a settlement-date basis. Securities owned by the Company are carried at fair value.

(h) ***Intangible Assets***

Intangible asset consists of customer relationships acquired during 2012 from a former affiliate in the amount of $469,050. The intangible asset is being amortized on an accelerated basis over a period of 16 years and the carrying value was $253,414 at December 31, 2015.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or

(Continued)

in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2015, the Company's securities owned measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
Investment securities, at fair value	$ 21,982,518	—	—
Total	$ 21,982,518	—	—

The FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements* in *U.S. GAAP and IFRS*, in May 2011. The update provides guidance about how fair value should be applied where it is already required or permitted under U.S. GAAP and International Financial Reporting Standards (IFRS). The update results in common requirements for fair value measurement and disclosure in U.S. GAAP and IFRS and does not extend the use of fair value. The amendment was effective for the Company for the annual reporting period ending December 31, 2015. The adoption of this ASU did not have an impact on the Company's financial position or results of operations.

Determination of Fair Value

Securities owned are recorded at fair value based on prevailing market prices for securities. Cash, receivables from brokers, dealers and clearing organizations, and other receivables/payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

(Continued)

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Notes to Financial Statements

December 31, 2015

(4) Commitments and Contingencies

The Company leases office space and equipment under non-cancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through October 2016. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $1,390,080.

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2015 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	926,947
State tax loss carryforwards		462,248
Employee benefit plans		2,019,578
Depreciation		14,524
Other		88,550
Total deferred tax assets	$	3,511,847

No valuation allowance exists at December 31, 2015 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. The valuation allowance decreased by $742,399 in 2015 as the valuation allowance on state tax loss carryforwards were reduced for the current utilization and the release of valuation allowance based upon the continued profitability. Based upon available tax planning strategies and expectations as to future taxable income, Management believes the realization of the deferred tax assets, is more likely than not at December 31, 2015.

State tax loss carryforwards at December 31, 2015 of approximately $9,176,139 will expire in varying amounts in the years 2025 through 2026.

At December 31, 2015, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2015.

The Internal Revenue Service is currently examining the 2009 and 2010 consolidated returns during the year, with no adjustments for the Company. As of December 31, 2015, no audits are currently in process that would have a material impact on the Company's effective tax rate.

(6) Related-Party Transactions

The Company maintains its cash balances at the Bank. As of December 31, 2015, the cash balance was $3,726,673. The Company maintains a cash balance with BMO which it classifies as a receivable from affiliate. As of December 31, 2015, the balance was $1,194 and is recorded in receivable from affiliates.

(Continued)

Substantially all of the Company's financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions are conducted with an affiliate of the Parent and related custodial services for these investments are with the Bank.

The Company received reimbursements from an affiliate for client fees waived on the affiliate's product and for the affiliate's use of the Company's processing platform. The receivable at December 31, 2015 is $168,150.

The Company may enter into agreements with entities related through common ownership for various support services primarily relating to occupancy, communications, technology and operations, and corporate functions. The payable to affiliates for these services at December 31, 2015 is $1,156,187.

(7) Employee Benefit Plans

The Company is a participating entity in noncontributory defined-benefit pension plans sponsored by BHB, a wholly owned subsidiary of BFC. Most of the employees participating in retirement plans are included in one primary plan (Plan). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act, without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by BHB that provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. Effective December 31, 2007, the plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company records payables to BHB related to its participation in the pension, supplemental and postretirement benefit plans in Statement of Financial Condition. The pension liabilities of the Company were $3,372,048 as of December 31, 2015 and the postretirement and supplemental unfunded retirement plan liabilities were $464,273 and $1,116,146, respectively, as of December 31, 2015. The pension, postretirement and supplemental unfunded retirement plan liabilities are included within accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in a 401(k) defined-contribution plan sponsored by BHB that is available to virtually all employees and makes a matching contribution based on the amount of eligible employee contributions.

(Continued)

(8) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(9) Receivable from and Payable to Clearing Broker-Dealer and Organization

Amounts receivable from and payable to clearing broker-dealer and organization at December 31, 2015, consist of the following:

		Receivable	Payable
Fees and commissions receivable/payable	$	561,041	(23,864)
Deposit with clearing broker-dealer and organization		105,000	—
	$	666,041	(23,864)

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2015, the Company's net capital of $12,496,631 was in excess of the minimum requirement by $11,598,652.

(11) Subsequent Events

The Company performed an evaluation of subsequent events through February 25, 2016, the date financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2015.